

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 18, 2023

Junling Liu
Chief Executive Officer
111, Inc.
3-5/F, No. 295 ZuChongZhiRoad
Pudong New Area
Shanghai, 201203
The People's Republic of China

> **Re: 111, Inc.**
> **Annual Report on Form 20-F**
> **Response Dated September 27, 2022**
> **File No. 001-38639**

Dear Junling Liu:

We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2022 letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page 1

1. We note your response to comment 1. Please further revise your disclosure to discuss any Hong Kong laws and regulations that apply to you as well as the related risks and consequences. We also note your disclosure on page 46 that a majority of your directors and executive officers reside within China. Identify the officers and directors located in the PRC or Hong Kong and revise to include a separate "Enforceability" section disclosing the difficulty of bringing actions and enforcing judgments against these individuals.

2.   We note in response to comment 1 you propose to modify the definition of "China" or "PRC" to state that it excludes Hong Kong, Macau and Taiwan, but "only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report." As currently drafted, the scope of the carve-out is unclear. To the extent that you wish to continue to exclude Hong Kong from this definition, please clarify that it is excluded only when the annual report refers to specific laws and regulations adopted by the PRC.

Item 3, Key Information, page 3

3.   We note your response to comment 2 and your statement that the risks relating to the VIE structure, including the risk that the Chinese regulatory authorities could disallow such structure, no longer apply to the Company. However, we believe that such risk continues to exist as Chinese regulatory authorities could disallow your current structure by changing the rules relating to foreign investment in China-based issuers. Please revise to specifically say that Chinese regulatory authorities could disallow your current structure. Additionally, provide a cross-reference to your detailed discussion of the risks facing the company if China were to change the rules and regulations regarding foreign ownership in the industry in which the company operates.

4.   We note your response to comment 6. Please further revise the disclosure to discuss whether there are limitations on your ability to transfer cash between you, your PRC or Hong Kong subsidiaries, the consolidated VIEs, or investors. In this regard, we note that your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions throughout the document.

5.   We note your response to comment 8. Please revise to identify the various investors of the 14% interest in 1 Pharmacy Technology.

6.   We note your proposed revisions in response to comment 9. Please further revise to include the title of each individual risk factor in the cross-reference, as opposed to listing only the page number.

7.   We note your proposed disclosure in response to comment 11. Please further revise to name the PRC legal counsel you relied upon to determine that you are not required to obtain any prior approval or permission from the CSRC or CAC for your historical offshore offerings to foreign investors.

D. Risk Factors, page 7

8.   In your future filings, revise your risk factors to add disclosure associated with the termination of the VIE structure in February 2022.

The approval, filing or other requirements of the China Securities Regulatory Commission...,
page 29

9.   We note your response to comment 14 and that you are uncertain and cannot predict the impact of the oversight by the Cyberspace Administration of China over data security on your business and any future offering. Please revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

    You may contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kevin Zhang, Esq.